SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment #1)
Under the Securities Exchange Act of 1934

Real Estate Income Fund, Inc.
(RIT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

755881109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2005
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 9 pages)
There is One Exhibit





ITEM 1	Security and Issuer
		Common Stock
		Real Estate Income Fund, Inc.
		Citi Fund Management Inc.
		125 Broad Street
		New York, NY   10004
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
By virtue of that certain Joint Filing and Solicitation Agreement by and among KIM and Western Investment LLC, Western Investment Hedged
Partners L.P., Western Investment Activism Partners LLC, Western
Investment Institutional Partners LLC and Arthur D. Lipson (collectively, the ?Western Parties?), as described in further detail in Item 6, KIM affirms that it is a member of a ?group? with the Western Parties for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as
amended (the ?Act?).  KIM expressly disclaims beneficial ownership of the securities held by the Western Parties.
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of
or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 116,845
		shares of RIT on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 1.06%
		of the outstanding shares.   All funds that have been utilized in
making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of RIT fit the investment guidelines
for various Accounts.  Shares have been acquired since January 19, 2005.
b)  KIM purchased the Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to KIM, and the availability of Shares at prices that would make the purchase of additional Shares desirable, KIM may endeavor to increase its position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as KIM may deem advisable.

KIM believes the current management and the Board of Directors of the Issuer have not taken adequate measures to close the discount to net asset value that the Issuer has historically maintained. On August 25, 2005, KIM filed a preliminary proxy statement with the Securities and Exchange Commission to solicit proxies against the approval of a new Management Agreement and Subadvisory Agreement for the Issuer at a special meeting of shareholders scheduled to be held on October 11, 2005 (the ?Special Meeting?) which would take effect when the Issuer?s investment manager, Citi Fund Management Inc., becomes a subsidiary of Legg Mason, Inc.
pursuant to a deal between Legg Mason, Inc. and Citigroup Inc.  On
September 14, 2005, KIM and the Western Parties formed a ?group? for the purpose of soliciting proxies in opposition to the Issuer?s proposals to approve the new Management Agreement and Subadvisory Agreement for the Issuer and for the purpose of voting against such proposals at the Special Meeting.

	KIM does not have any present plan or proposal which would relate to or
	result in any of the matters set forth in subparagraphs (a) - (j) of Item
4 of
	Schedule 13D except as set forth herein or such as would occur upon
	completion of any of the actions discussed above.  KIM intends to review
	its investment in the Issuer on a continuing basis and engage in
	discussions with management and the Board of Directors of the Issuer
	concerning the business, operations and future plans of the Issuer.
	Depending on various factors including, without limitation, the Issuer?s
	financial position and investment strategy, the price levels of the
Shares,
conditions in the securities markets and general economic and industry conditions, KIM may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its
Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.  (Exhibit 1)
ITEM 5	Interest in Securities of the Issuer
a)  As of the date of this Report, KIM owns 116,845 shares, which represent
1.04% of the outstanding shares.  George Karpus presently owns 4,900 shares purchased August 8, 2005 at $17.61 per share (3500 shares)
and August 10 at $18.11 (1400 shares).  Dana Consler presently owns 160 shares purchased January 19, 2005 at $17.38.  None of the other Principals of KIM currently owns shares of RIT.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
10/24/2005
2935
18.02

10/26/2005
2500
18.21
10/25/2005
1000
18.17

10/27/2005
400
18.03
      The Accounts have the right to receive all dividends from, and any
	proceeds from the sale of the Shares.  None of the Accounts has an interest
	in Shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with
Respect
		to Securities of the Issuer
a) Except as described above (Item 4 (b)), there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the RIT securities.
b)  On September 14, 2005, KIM and the Western Parties entered into a
Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the filing on behalf of each of them of statements on
Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the parties agreed not to, directly or indirectly, sell, dispose of, transfer or hypothecate any securities of the Issuer without the prior written consent of each of the parties, (c) the parties agreed to form a group for the purpose of soliciting proxies in opposition to the Issuer?s proposals to approve a new
Management Agreement and Subadvisory Agreement for the Issuer at the Special Meeting, and voting against and soliciting proxies against such proposals, and (d) KIM and the Western Parties agreed to split on a pro rata basis, all expenses incurred in connection with the group?s activities in connection with the solicitation. (Exhibit 1)

ITEM 7	Materials to be Filed as Exhibits
		Exhibit One ? Joint Agreement.



















































Signature
		After reasonable inquiry and to the best of my knowledge and belief,
I
certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


November 9, 2005 			By: _________________________
           Date					            Signature
					Dana R. Consler, Senior Vice President
						            Name /Title




Exhibit One

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Real Estate Income Fund, Inc., a Maryland corporation ( the ?Company?);
WHEREAS, Karpus Management, Inc. (?Karpus?) on the one hand, and
Western Investment LLC, Western Investment Hedged Partners L.P.,
Western Investment Activism Partners LLC, Western Investment Institutional
Partners LLC and Arthur D. Lipson (collectively, ?Western?) wish to form a group for the purpose of voting against and soliciting proxies against proposals to approve a new management agreement and subadvisory agreement for the Company (the ?Company Proposals?) to be submitted to a vote of the shareholders at a special meeting of shareholders scheduled to be held on October 21, 2005 and any adjournments, postponements, reschedulings or continuations thereof (the ?Special Meeting?) and taking all other action necessary to achieve the foregoing.
NOW, IT IS AGREED, this 14th day of September 2005 by the parties hereto:
	1.	In accordance with Rule 13d-1(k)(2) under the Securities
Exchange Act of 1934, as amended (the ?Exchange Act?), each of the undersigned (collectively, the ?Group?) agrees to file individually a statement on Schedule 13D with respect to the securities of the Company to the extent required under applicable securities laws reflecting the formation of a group, such individual filings to be undertaken cooperatively so as to be consistent in form and substance.  Each of the undersigned further agrees to file any necessary amendments to their respective filings on
Schedule 13D and to cooperate with each other in preparing such filings.
Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure in his/its respective filings and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.
	2.	While this Agreement is in effect and up until the Special Meeting, none of the undersigned shall be permitted to, directly or indirectly, sell, dispose of, transfer or hypothecate any securities of the Company without the prior written consent of each of the undersigned, however, nothing herein contained shall limit the undersigned from purchasing additional securities of the Company.  Neither party shall withhold consent to the sale of securities if such sale is precipitated by directions of a client of the selling party in connection with the the termination of liquidation of all or part of an account.
	3.	So long as this Agreement is in effect, each of the undersigned shall provide written notice to Kavinoky Cook LLP (?Kavinoky?) and Olshan
Grundman Frome Rosenzweig & Wolosky LLP (?Olshan?) of: (a) any of their purchases or sales of securities of the Company or (b) any securities of the
Company over which they acquire or dispose of beneficial ownership.  Notice shall be given no later than 24 hours after each acquisition transaction.
	4.	Each of the undersigned agrees to form a group for the purpose of voting against and soliciting proxies against the Company Proposals at the Special Meeting and taking all other action necessary to achieve the foregoing.
	5.	Karpus and Western agree to share the expenses incurred by
the members of the Group in soliciting proxies for the Special Meeting pro rata based upon their respective percentage ownership of shares of the
Fund as of the date of the Special Meeting (or any Special Meeting held following an adjournment).  Notwithstanding the foregoing, Karpus and Western shall not be required to reimburse any party for (i)
out-of-pocket expenses (which shall include items such as incidental mailing, telephone, travel and courier service) incurred by a party in the aggregate in excess of $3,000 without Karpus? and Western?s prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without Karpus? and Western?s prior written approval; or (iv)
the costs of any counsel employed in connection with any pending or threatened litigation without Karpus? and Western?s prior written approval.
	6.	Each of the undersigned agrees that any SEC filing, press
release or shareholder communication proposed to be made or issued by the Group in connection with the Group?s activities set forth in Section 4 shall be first approved by Kavinoky and Olshan, which approval shall not be unreasonably withheld.
	7.	The relationship of the parties hereto shall be limited to
carrying on the business of the Group in accordance with the terms of this Agreement.  Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein.  Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.  Nothing herein shall restrict any party?s right to purchase securities of the Company, as he/it deems appropriate, in his/its sole discretion.
	8.	This Agreement may be executed in counterparts, each of
which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.
	9.	In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.
	10.	Each of the undersigned parties hereby agrees that this
Agreement shall be filed as an exhibit to the Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.
	11.	Any party hereto may terminate his/its obligations under
this Agreement only after the earlier of the first business day following the conclusion of the Special Meeting or any adjournments of the Special
Meeting, on 24 hours? written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222 and
Jonathan Gardner at Kavinoky, Fax No. (716) 845-6474.






	IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
      KARPUS MANAGEMENT, INC.
By: /s/ Sharon L. Thornton
Name: Sharon L. Thornton
Title: Director Investment Personnel
Senior Analyst

      WESTERN INVESTMENT LLC
By: /s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Sole Member
WESTERN INVESTMENT HEDGED PARTNERS L.P.
By: Western Investment LLC
       its General Partner
By: /s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member
WESTERN INVESTMENT ACTIVISM PARTNERS LLC
By: Western Investment LLC
       its Managing Member
By: /s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member
WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
By: Western Investment LLC
       its Managing Member
By: /s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member
/s/ Arthur D. Lipson
ARTHUR D. LIPSON